Filed Pursuant to Rule 433
                                           Registration No. 333-133746
                                           May 3, 2006



Issuer: Gold Reserve Inc. ("Gold Reserve" or the "Company"), a Canadian company.

Offering:         New issue of 3,335,000 million Class A common shares
                  (the "Shares"), before giving effect to any exercise of the Over-Allotment Option.

Amount: Approximately C$30.0 million (approximately C$34.5 million, assuming full exercise of the Over-Allotment Option).

Offering Price:   $9.00 per Share

Currency:         The offering price of the Shares is payable in
                  Canadian dollars only.

Over-Allotment
 Option: The Company has granted the underwriters an option (the "Over-Allotment Option"), exercisable for a period of 30 days from the date of closing of the Offering, to purchase up to an additional 500,250 Shares at the Offering Price.

Use of Proceeds:  The Company intends to use the net proceeds from the Offering to fund ongoing development of the Company's Brisas Project, to fund the Company's initial obligations under its engineering procurement and construction management contract with SNC-Lavalin Engineers & Constructors, Inc. and, to a lesser extent to fund ongoing exploration of its Choco 5 project.

Offering Basis:   Marketed offering by way of a short form prospectus
                  filed in all provinces of Canada (except Quebec), Form
                  F-10 registration statement filed in the U.S. under the multi-jurisdictional disclosure system ("MJDS") and on a private placement basis internationally. The registration statement is not yet effective.

Dividend Policy:  The Company has not paid any cash dividends on its Class
                  A common shares since the date of its incorporation. The Company intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay cash dividends on the common shares in the foreseeable future.

Eligibility:      The Shares will be eligible for RRSPs, RRIFs, DPSPs and
                  RESPs.

Listing: The Shares of the Company currently trade on the Toronto Stock Exchange and the American Stock Exchange under the symbol "GRZ".

Closing:          On or about May 15, 2006.


The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-461-2275. No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date.